Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

McArthur River and Key Lake Workers Accept Contract Offer

Saskatoon, Saskatchewan, Canada, October 6, 2014   .   .   .   .   .   .   .   .   .   .   .   .   .   .

Cameco (TSX: CCO; NYSE: CCJ) is pleased to announce that unionized employees at the McArthur River mine and Key Lake mill operations have voted to accept a new collective agreement.

The 535 workers, represented by the United Steelworkers Local 8914, voted in favour of a new four-year contract that provides a 12% wage increase over the term of the agreement which expires on December 31, 2017. The previous four-year contract expired December 31, 2013.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two CANDU fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

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Investor inquiries:	Rachelle Girard	(306) 956-6403
Media inquiries:	Rob Gereghty	(306) 956-6190